SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 26, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00
Tel. +1 212 882 5857

www.ubs.com

19 February 2009
Media release
UBS Intends to Challenge Enforcement of IRS “John Doe” Summons
Zurich/Basel, 19 February 2009 —UBS AG (UBS) announced today that the U.S. Internal Revenue Service (IRS), as was expected, has commenced a civil action in the U.S. District Court for the Southern District of Florida seeking judicial enforcement of a civil “John Doe” summons that was served upon UBS in July 2008.
UBS believes it has substantial defenses to the enforcement of the John Doe summons and intends to vigorously contest the enforcement of the summons in the civil proceeding, as is permitted under the terms of the Deferred Prosecution Agreement entered into on 18 February.
Objections to the enforcement of the IRS summons are based upon U.S. law, the terms of UBS’s Qualified Intermediary Agreement with the IRS, Swiss financial privacy and other laws, and the principles of international comity that require U.S. courts to take into account foreign laws.
The IRS’s John Doe summons seeks information regarding a substantial number of undisclosed accounts maintained by U.S. persons at UBS in Switzerland, whose information is protected from disclosure by Swiss financial privacy laws.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10; 333-150143; 333-153882; 333-156695; and 333-156695-1 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: February 26, 2009